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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                        FlashNet Communications, Inc.
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                               (NAME OF ISSUER)

                          Common Stock, no par value
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                        (TITLE OF CLASS OF SECURITIES)

                                 338527 10 4
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                                (CUSIP NUMBER)

  M. Scott Leslie, 1812 North Forest Park Boulevard, Fort Worth, Texas 76102
                                (817) 332-8883
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                              COMMUNICATIONS)

                                March 15, 1999
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   / /.

Check the following box if a fee is being paid with the statement  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

 CUSIP No.   338527 10 4                                     Page 1 of 4 pages


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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          James A. Ryffel
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*
          PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (E)                                                         / /
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                               7  SOLE VOTING POWER

                                       714,000
                             --------------------------------------------------
    NUMBER OF                  8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        0
     OWNED BY                --------------------------------------------------
       EACH                    9  SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                           714,000
       WITH                  --------------------------------------------------
                               10 SHARED DISPOSITIVE POWER

                                       0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          714,000                                                       /X/
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
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 14  TYPE OF REPORTING PERSON*
          IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


















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SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                          1812 North Forest Park Boulevard
                              Fort Worth, Texas 76102

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  NAME:

               James A. Ryffel

          (b)  BUSINESS ADDRESS:

               3113 South University Drive #600
               Fort Worth, Texas 76102

          (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS WHERE EMPLOYMENT OCCURS:

               Mr. Ryffel is currently the Managing General Partner of Woodcrest Enterprises, Inc., located at 3113 South University Drive, Suite #600, Fort Worth, Texas 76109.

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               Mr. Ryffel has not been convicted in a criminal proceeding during the previous five years. Mr. Ryffel has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  CITIZENSHIP:

               Mr. Ryffel is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Ryffel acquired 5,000 shares of FlashNet's Common Stock for $50,000 in 1996. The source of the funds to purchase such shares was personal funds. Subsequently, as a result of a 50 for 1 stock split of FlashNet's Common Stock, Mr. Ryffel became

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          the holder of a total of 250,000 shares.  He later transferred 40,000 of those shares to others, leaving him with a total of 210,000 shares. As a result of a 3.4 for 1 stock split of FlashNet's Common Stock, in connection with FlashNet's initial public offering, Mr. Ryffel became the holder of 714,000 shares of FlashNet's Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Ryffel acquired the FlashNet Common Stock as described above and holds the Common Stock as an investment. Mr. Ryffel intends for FlashNet's Common Stock to continue to be eligible for trading on the NASDAQ National Market. Mr. Ryffel may make purchases of FlashNet Common Stock from time to time and may dispose of any or all of such shares held by him at any time following the expiration of a lock-up period on September 11, 1999 (pursuant to the Lock-Up Agreement described below). Mr. Ryffel does not have present plans nor does he contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Ryffel is the beneficial owner of 714,000 shares of FlashNet's Common Stock (or approximately 5.3% of its outstanding shares). Mr. Ryffel holds sole power to vote and dispose of all such shares. Mr. Ryffel is also the custodian for 34,000 shares of FlashNet Common Stock for one of his children. Mr. Ryffel disclaims beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Ryffel is a party to a Lock-Up Agreement entered into in connection with FlashNet's initial public offering which restricts his disposition of his shares of FlashNet Common Stock for a period of 180 days following March 15, 1999.

          Except as set forth above, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in
          Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          4.1 Lock-Up Agreement, dated October 12, 1998, among James A. Ryffel and FlashNet Communications, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date:     March 24, 1999
                                        -----------------------------------

                                        /s/ James A. Ryffel
                                   ----------------------------------------
                                   James A. Ryffel
















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